Filed by Navios Maritime Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Navios Maritime Midstream Partners L.P.

Commission File No.: 001-36738

Date: November 5, 2018

Source: Navios Maritime Midstream Partners LP

November 05, 2018 16:36 ET

Navios Maritime Midstream Partners L.P. Reports Financial Results for the Third Quarter and Nine Months ended September 30, 2018

•	Revenue: $22.6 million in Q3; $63.2 million for the nine months

•	Net cash from operating activities: $30.1 million for the nine months

•	EBITDA: $15.6 million in Q3; Adjusted EBITDA:$44.0 million for the nine months

•	Merger Agreement with Navios Maritime Acquisition Corporation

•	Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2018

•	Quarterly Cash Distribution of $0.125 per unit; $0.50 per unit annualized

MONACO, Nov. 05, 2018 (GLOBE NEWSWIRE) — Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP), an owner and operator of tanker vessels, reported its financial results today for the third quarter and the nine month period ended September 30, 2018.

RECENT DEVELOPMENTS

Merger Agreement with Navios Acquisition

On October 8, 2018 Navios Midstream and Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition.

The conflicts committee of the board of directors of Navios Midstream negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The approval and adoption of the merger agreement and the merger requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2018 and the mailing of an information statement to Navios Midstream unitholders.

Cash Distribution

The Board of Directors of Navios Midstream declared a cash distribution for the third quarter of 2018 of $0.125 per unit. The cash distribution is payable on November 14, 2018 to unitholders of record as of November 8, 2018.

Navios Midstream’s ability to make distributions to its unitholders depends on the performance of its subsidiaries and their ability to distribute funds to it. The ability of Navios Midstream’s subsidiaries to make distributions to it may be restricted by, among other things, the provisions of existing and future indebtedness, market conditions, applicable partnership and limited liability company laws and other laws and regulations.

Time charter coverage

Navios Midstream has entered into charter-out agreements for its vessels, with a remaining average term of 2.6 years, which are expected to provide a stable base of revenue and distributable cash flow. Navios Midstream has currently contracted out 100.0% of its available days for 2018 and 50.8% for 2019, expecting to generate revenues, including the backstop commitment provided by Navios Acquisition, of approximately $ 83.4 million and $ 44.7 million for 2018 and 2019, respectively. The average expected daily charter-out rate for the fleet is $39,007 and $40,225 for 2018 and 2019, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Midstream has compiled condensed consolidated statements of operations for the three and nine months ended September 30, 2018 and 2017. The information for the quarterly and nine month periods ended September 30, 2018 and 2017 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(in $‘000 except per unit data)	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)		Nine Month Period ended September 30, 2017 (unaudited)
Revenue	$22,603	$20,742	$63,172		$60,352
EBITDA	$15,562	$14,515	$11,524		$41,627
Adjusted EBITDA	$15,562	$14,515	$43,968	(1)	$41,627
Net income/ (loss)	$4,886	$3,870	$(20,396)		$10,332
Adjusted net income	$4,886	$3,870	$12,048	(1)	$10,332
Earnings/ (losses) per common unit (basic and diluted)	$0.23	$0.18	$(0.89)		$0.48
Adjusted earnings per common unit (basic and diluted)	$0.23	$0.18	$0.58	(1)	$0.48
Operating Surplus	$9,559	$9,094	$26,246		$25,604
Maintenance and replacement capital expenditure reserve	$(2,575)	$(2,461)	$(7,953)		$(7,383)

(1)

Adjusted EBITDA, Adjusted net income and Adjusted earnings per common unit (basic and diluted) for the nine month period ended September 30, 2018 exclude loss on sale of vessel of $32.4 million incurred in the first quarter of 2018.

EBITDA, Adjusted EBITDA, Adjusted net income and Adjusted earnings per common unit (basic and diluted) are non-GAAP financial measure and should not be used in isolation or substitution for Navios Midstream’s results (see Exhibit 2 for reconciliation of EBITDA and Adjusted EBITDA).

Three month periods ended September 30, 2018 and 2017

Revenue for the three month period ended September 30, 2018 increased by $1.9 million to $22.6 million, as compared to $20.7 million for the same period in 2017. The increase was mainly attributable to the increase in available days from 522 in the three month period ended September 30, 2017 to 548 days in the three month period ended September 30, 2018, due to certain prior period unscheduled off-hires among which the prolonged drydock of one of our vessels incurred in the three month period ended September 30, 2017. The TCE rate was $39,355 for the three month period ended September 30, 2018 and $39,292 for the three month period ended September 30, 2017.

EBITDA increased by approximately $1.0 million to $15.6 million for the three month period ended September 30, 2018, as compared to $14.5 million for the same period in 2017. The increase in EBITDA was mainly due to a: (a) $1.9 million increase in revenue; and (b) $0.4 million increase in other income; partially mitigated by a (i) $0.8 million increase in time charter and voyage expenses; and (ii) $0.4 million increase in general and administrative expenses.

Net income increased by $1.0 million to $4.9 million for the three month period ended September 30, 2018, as compared to $3.9 million for the same period in 2017. The increase in net income of approximately $1.0 million was mainly attributable to a: (a) $1.0 million increase in EBITDA; (b) $0.5 million net decrease in depreciation and amortization due to the sale of the Shinyo Kannika and the acquisition of the Nave Galactic in the first quarter of 2018; partially mitigated by a: (i) $0.4 million increase in interest expenses and finance cost; and (ii) $0.2 million increase in direct vessel expenses.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended September 30, 2018 and 2017 was $2.6 million and $2.5 million, respectively (please see “Disclosure of Non-GAAP Financial Measures” in Exhibit 3).

Navios Midstream generated an Operating Surplus for the three month period ended September 30, 2018 of $9.6 million. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see “Disclosure of Non-GAAP Financial Measures” in Exhibit 3).

Earnings per common unit for the three month period ended September 30, 2018 were $0.23.

Nine month periods ended September 30, 2018 and 2017

Revenue for the nine month period ended September 30, 2018 increased by $2.8 million to $63.2 million, as compared to $60.4 million for the same period in 2017. The increase was mainly attributable to the increase in available days from 1,525 in the nine month period ended September 30, 2017 to 1,587 days in the nine month period ended September 30, 2018, due to certain prior period unscheduled off-hires among which the prolonged drydock of one of our vessels incurred in the three month period ended September 30, 2017. The TCE rate was $38,818 for the nine month period ended September 30, 2018 and $39,043 for the nine month period ended September 30, 2017.

EBITDA for the nine month period ended September 30, 2018, was affected by a $32.4 million book loss on the sale of the Shinyo Kannika. Excluding this item, Adjusted EBITDA for the nine month period ended September 30, 2018, was $44.0 million compared to $41.6 million for the same period in 2017. The increase in Adjusted EBITDA by $2.3 million was due to a: (a) $ 2.8 million increase in revenue; and (b) $0.9 million increase in other income, net; partially mitigated by a (i) $0.8 million increase in time charter and voyage expenses; and (ii) $0.6 million increase in general and administrative expenses.

Net loss for the nine month period ended September 30, 2018 amounted to $ 20.4 million as a result of the above mentioned $32.4 million loss on sale of vessel. Excluding this item Adjusted net income was $12.0 million compared to $10.3 million for the same period in 2017. The increase of $1.7 million was attributable to a: (a) $2.3 million increase in Adjusted EBITDA; (b) $1.2 million net decrease in depreciation and amortization due to the sale of the Shinyo Kannika and the acquisition of the Nave Galactic in the first quarter of 2018; and (c) $0.2 million increase in interest income; partially mitigated by a: (i) $1.3 million increase in interest expenses and finance cost; and (ii) $0.7 million increase in direct vessel expenses.

The reserve for estimated maintenance and replacement capital expenditures for the nine month period ended September 30, 2018 and 2017 was $8.0 million and $7.4 million, respectively (please see “Disclosure of Non-GAAP Financial Measures—4. Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities” in Exhibit 3).

Navios Midstream generated an Operating Surplus for the nine month period ended September 30, 2018 of $26.2 million. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see “Disclosure of Non-GAAP Financial Measures—4. Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities” in Exhibit 3).

Fleet Employment Profile

The following table reflects certain key indicators of Navios Midstream’s core fleet performance for the three and nine month periods ended September 30, 2018 and 2017.

	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
FLEET DATA
Available days(1)	548	522	1,587	1,525
Operating days(2)	547	519	1,579	1,504
Fleet utilization(3)	99.9%	99.3%	99.5%	98.6%
Vessels operating at period end	6	6	6	6
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$39,355	$39,292	$38,818	$39,043

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Midstream’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydock or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Midstream’s vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydock or special surveys.

(4)

TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed acquisition of Navios Maritime, on October 30, 2018, Navios Acquisition filed a registration statement on Form F-4 and a related prospectus with the Securities and Exchange Commission pursuant to which shares of common stock and preferred stock of Navios Acquisition to be issued in the proposed acquisition will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they contain important information regarding the Navios Acquisition shares and the proposed acquisition. Investors may obtain free copies of the registration statement and the related prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Midstream’s future dividends and Navios Midstream’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts, and any potential merger with Navios Acquisition. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Midstream at the time these statements were made. Although Navios Midstream believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Midstream. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the timing and ability to consummate the potential merger with Navios Acquisition, the impact of any such merger, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Midstream operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Midstream’s filings with the U.S. Securities and Exchange Commission including its Form 20-Fs and Form 6-Ks. Navios Midstream expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Midstream’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Midstream makes no prediction or statement about the performance of its common units.

Investor Relations Contact

Navios Maritime Midstream Partners L.P.

+1 (212) 906 8647

Investors@navios-midstream.com

EXHIBIT 1

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	September 30, 2018 (unaudited)	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$22,554	$27,086
Restricted cash	—	10,000
Accounts receivable, net	3,905	2,357
Prepaid expenses and other current assets	5,126	3,022
Due from related parties, current	19,143	20,086
Total current assets	50,728	62,551
Vessels, net	340,149	356,220
Intangible assets	20,210	22,318
Deferred dry dock and special survey costs, net	11,681	12,893
Due from related parties, non-current	2,565	2,565
Total non-current assets	374,605	393,996
Total assets	$425,333	$456,547
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$5,748	$1,999
Accrued expenses	918	572
Deferred revenue	1,698	1,731
Current portion of long-term debt, net of deferred finance costs and discount	686	675
Total current liabilities	9,050	4,977
Long-term debt, net of deferred finance costs and discount	195,321	195,839
Total non-current liabilities	195,321	195,839
Total liabilities	$204,371	$200,816
Commitments and contingencies	—	—
Total Partners’ capital
Common Unitholders (20,947,418 units and 19,354,498 units issued and outstanding at September 30, 2018 and December 31, 2017, respectively)	216,660	225,742
Subordinated Series A Unitholders (zero units and 1,592,920 units issued and outstanding at September 30, 2018 and December 31, 2017, respectively)	—	24,992
General Partner (427,499 units issued and outstanding at September 30, 2018 and at December 31, 2017, respectively)	4,302	4,997
Partners’ capital	220,962	255,731
Total liabilities and Partners’ capital	$425,333	$456,547

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except per unit amounts)

	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
Revenue (includes related party revenue of $7,358 and $17,939 for the three and nine months ended September 30, 2018, respectively, and $6,017 and $11,248 for the three and nine months ended September 30, 2017, respectively)	$22,603	$20,742	$63,172	$60,352
Time charter and voyage expenses	(1,043)	(224)	(1,582)	(793)
Direct vessel expenses	(1,181)	(999)	(3,426)	(2,774)
Management fees (entirely through related party transactions)	(5,244)	(5,244)	(15,495)	(15,561)
General and administrative expenses	(1,111)	(753)	(2,718)	(2,107)
Depreciation and amortization	(5,720)	(6,259)	(17,608)	(18,811)
Interest income	43	8	176	19
Interest expenses and finance cost	(3,818)	(3,395)	(11,062)	(9,729)
Loss on sale of asset	—	—	(32,444)	—
Other income/ (expense), net	357	(6)	591	(264)
Net income/ (loss)	$4,886	$3,870	$(20,396)	$10,332
Earnings/ (losses) attributable to:
Common unit holders	$4,790	$1,813	$(17,785)	$4,839
Subordinated Series A unit holders	$—	$289	$(2,203)	$771
Subordinated unit holders	$—	$1,692	$—	$4,519
General Partner	$96	$76	$(408)	$203
Earnings/ (losses) per unit (basic and diluted)
Common unitholders	$0.23	$0.18	$(0.89)	$0.48
Subordinated Series A unitholders	$—	$0.18	$(2.25)	$0.49
Subordinated unitholders	$—	$0.18	$—	$0.49
General Partner	$0.23	$0.18	$(0.95)	$0.47

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
OPERATING ACTIVITIES
Net (loss)/ income	$(20,396)	$10,332
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	17,608	18,811
Amortization of deferred finance fees	1,030	1,040
Amortization of drydock and special survey costs	3,426	2,774
Loss on sale of asset	32,444	—
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	(1,633)	(2,178)
Payments for drydocking	(4,069)	(5,725)
(Increase)/ decrease in accounts receivable	(1,632)	893
Increase in due from related parties, current	(213)	(10,364)
Increase / (decrease) in accounts payable	3,421	(386)
Increase/ (decrease) in accrued expenses	170	(100)
Increase in due from related parties, non-current	—	(2,565)
Decrease in deferred revenue	(33)	(764)
Net cash provided by operating activities	$30,123	$11,768
INVESTING ACTIVITIES
Acquisition of vessels	(44,950)	—
Net proceeds from sale of assets	16,206	—
Net cash used in investing activities	$(28,744)	$—
FINANCING ACTIVITIES
Loan repayment	(1,538)	(1,538)
Dividend paid	(14,373)	(27,080)
Proceeds from issuance of general partner units	—	84
Proceeds from issuance of common units	—	4,004
Net cash used in financing activities	$(15,911)	$(24,530)
Net decrease in cash, cash equivalents and restricted cash	$(14,532)	$(12,762)
Cash and cash equivalents and restricted cash, beginning of period	$37,086	$52,791
Cash and cash equivalents and restricted cash, end of period	$22,554	$40,029
Supplemental disclosures of cash flow information
Cash interest paid	$9,955	$8,660

EXHIBIT 2

Owned Vessels as of September 30, 2018	Type	Built	Capacity (DWT)
Shinyo Kieran	VLCC	2011	297,066
Shinyo Saowalak	VLCC	2010	298,000
Nave Galactic	VLCC	2009	297,168
Nave Celeste	VLCC	2003	298,717
Shinyo Ocean	VLCC	2001	281,395
C. Dream	VLCC	2000	298,570

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Midstream’s results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

EBITDA represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding loss on sale of vessel, as described under “Financial Highlights”. Adjusted net (loss)/ income and Adjusted (losses)/ earnings per unit (basic and diluted) represent Net (loss)/ income and (losses)/ earnings per unit (basic and diluted), excluding certain item as described under “Financial Highlights”. We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; and (v) gain/ loss on sale of assets. Navios Midstream believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Midstream’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Midstream also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Midstream’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Midstream’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Midstream’s capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Midstream’s business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Midstream’s debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity.

4. Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period ended September 30, 2018 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2017 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2018 ($‘ 000) (unaudited)	Nine Month Period ended September 30, 2017 ($‘ 000) (unaudited)
Net cash provided by operating activities	$4,007	$3,796	$30,123	$11,768
Net increase in operating assets	11,589	7,918	7,547	19,939
Net (increase)/ decrease in operating liabilities	(3,462)	(236)	(3,558)	1,250
Net interest cost	3,775	3,387	10,886	9,710
Amortization of deferred finance cost and bond premium	(347)	(350)	(1,030)	(1,040)
Loss on sale of vessel	—	—	(32,444)	—
EBITDA	$15,562	$14,515	$11,524	$41,627
Loss on sale of vessel	—	—	32,444	—
Adjusted EBITDA	$15,562	$14,515	$43,968	$41,627
Cash interest paid	$(3,472)	$(2,968)	$(9,955)	$(8,660)
Cash interest income	$44	$8	$186	$20
Maintenance and replacement capital expenditures	$(2,575)	$(2,461)	$(7,953)	$(7,383)
Operating Surplus	$9,559	$9,094	$26,246	$25,604
Cash distribution paid relating to the first six months	—	—	(5,343)	(18,053)
Cash reserves	(6,887)	(63)	(18,231)	1,480
Available cash for distribution	$2,672	$9,031	$2,672	$9,031

	Three Month Period ended	Three Month Period ended	Nine Month Period ended	Nine Month Period ended
	September 30, 2018 ($ ‘000) (unaudited)	September 30, 2017 ($ ‘000) (unaudited)	September 30, 2018 ($ ‘000) (unaudited)	September 30, 2017 ($ ‘000) (unaudited)
Net cash provided by operating activities	$4,007	$3,796	$30,123	$11,768
Net cash used in investing activities	$—	$—	$(28,744)	$—
Net cash used in financing activities	$(3,184)	$(9,544)	$(15,911)	$(24,530)